UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at November 21, 2008

ANOORAQ RESOURCES CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 0-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Iemrahn Hassen
Director and Chief Financial Officer

Date: November 24, 2008

* Print the name and title of the signing officer under his signature

Ste. 1020-800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.anooraqresources.com

ANOORAQ BOARD APPOINTMENT

November 21, 2008 - Vancouver, BC - Anooraq Resources Corporation ("Anooraq" or the "Company") (TSXV: ARQ; AMEX: ANO; JSE: ARQ) announces that Fikile Tebogo De Buck has been appointed as an independent, non-executive director to the Board.

Ms De Buck graduated in 1982 with a BA in Economics and Accounting from the University of Swaziland. In 1990, she was awarded the Stuart Crystal Prize for the best accounting student at the Birmingham Polytechnic, the first black student to be awarded this prize. She became a Fellow of the Association of Chartered Certified Accountants in the United Kingdom in 2002.

Ms De Buck worked for the Botswana Development Corporation Limited ("BDC") for 14 years, during which time she took responsibility for risk management in foreign exchange, liquidity and interest rates, credit risk analysis and management and funding for loans and equity finance. From 1995 to 1998, she was the Treasurer for the BDC. Ms De Buck joined the Council for Medical Schemes in South Africa in 2000 as head of the Financial Supervision Unit reporting to the Registrar of Medical Schemes. In 2003, she was appointed Chief Operations Officer for the Council with her role expanded to overseeing the Council's finance and internal information technology divisions. In 2005 her role was further expanded to include the oversight of knowledge management and the accreditation unit. She represented management at the Audit Committee and chaired the Tender Committee and the Risk Management Committee. Ms De Buck resigned from the Council in February 2008.

Philip Kotze, Chief Executive of Anooraq, said "We are delighted that Fikile has agreed to join the board. We look forward to the contribution she will make to the deliberations of the directors from both a financial and risk management perspective."

Ms De Buck is also a director of Harmony Gold Mining Company Limited and of Rand Uranium (Pty) Limited.

For further information, please visit our website www.anooraqresources.com or contact Investor Relations in South Africa at 27 11 883-0831 orin North America at 604 684-6365 or Toll free 1 800 667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS
Philip Kotze
President and CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.
The American Stock Exchange has neither approved nor disapproved the contents of this press release.